Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrative Committee and Plan Participants
St. Paul Travelers 401(k) Savings Plan:

We consent to incorporation by reference in the registration statement (No. 333-65728) on Form S-8 of the St. Paul Travelers Companies, Inc., of our report dated June 22, 2006, relating to the statements of net assets available for benefits of the St. Paul Travelers 401(k) Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2005 which  appears in the December 31, 2005 annual report on Form 11-K of the St. Paul Travelers 401(k) Savings Plan.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota
June 22, 2006